Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)

Consolidated Financial Statements
(all amounts in thousands of United States Dollars unless otherwise noted)
For the year ended August 31, 2016

Filed: November 29, 2016

November 29, 2016

Independent Auditor’s Report

To the Shareholders of Platinum Group Metals Ltd.

We have audited the accompanying consolidated financial statements of Platinum Group Metals Ltd. and its subsidiaries, which comprise the consolidated statements of financial position as at August 31, 2016, August 31, 2015 and September 1, 2014 and the consolidated statement of loss and comprehensive loss, changes in equity and cash flows for the years ended August 31, 2016 and August 31, 2015, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Platinum Metals Group and its subsidiaries as at August 31, 2016, August 31, 2015 and September 1, 2014 and their financial performance and their cash flows for the years ended August 31, 2016 and August 31, 2015 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

signed “PricewaterhouseCoopers LLP”

Chartered Professional Accountants
Vancouver, British Columbia

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Consolidated Statements of Financial Position
(in thousands of United States Dollars)

		Restated (see Note 2b	)
	August 31,	August 31,	September 1,
	2016	2015	2014
ASSETS

Current
Cash and cash equivalents	$16,450	$39,082	$99,465
Amounts receivable (Note 4)	6,087	10,056	12,736
Prepaid expenses	367	346	657
Total current assets	22,904	49,484	112,858

Deferred financing fees (Note 7)	-	2,663	3,868
Performance bonds	4,912	4,389	4,692
Exploration and evaluation assets (Note 6)	22,346	24,629	28,154
Property, plant and equipment (Note 5)	469,696	417,177	356,483
Total assets	$519,858	$498,342	$506,055

LIABILITIES

Current
Accounts payable and other liabilities	$16,920	$16,370	$26,279
Loan payable (Note 7)	26,667	-	-
Total current liabilities	43,587	16,370	26,279

Loans payable (Note 7)	54,586	-	-
Deferred income taxes (Note 18)	-	6,317	10,654
Asset retirement obligation (Note 8)	2,237	2,309	1,505
Total liabilities	100,410	24,996	38,438

SHAREHOLDERS’ EQUITY
Share capital (Note 9)	714,190	681,762	573,800
Contributed surplus	24,003	23,646	21,506
Accumulated other comprehensive loss	(232,179)	(185,872)	(93,055)
Deficit	(125,245)	(104,570)	(109,791)
Total shareholders’ equity attributable to shareholders of Platinum Group Metals Ltd.	380,769	414,966	392,460

Non-controlling interest (Note 10)	38,679	58,380	75,157
Total shareholders’ equity	419,448	473,346	467,617
Total liabilities and shareholders’ equity	$519,858	$498,342	$506,055

CONTINGENCIES AND COMMITMENTS (NOTE 12)
SUBSEQUENT EVENTS (NOTE 17)

Approved by the Board of Directors and authorized for issue on November 29, 2016

“Iain McLean”	“Eric Carlson”
Iain McLean, Director	Eric Carlson, Director

The accompanying notes are an integral part of the consolidated financial statements.	2

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)
(in thousands of United States Dollars)

	Year Ended	Year ended
	August 31,	August 31,
	2016	2015
		(restated see
		Note 2j )

Expenses
General and administrative (Note 15)	$5,421	$6,888
Foreign exchange gain	(1,664)	(8,876)
Stock compensation expense	150	1,155
Impairment charge (Note 5)	41,371	-
Termination and finance fees (Note 7)	-	1,653
Write-down of deferred financing fees (Note 7)	-	3,515
Write-down of exploration and evaluation assets (Note 6)	-	2,331
	45,278	6,666

Other loss (income)
Net Finance income	(1,133)	(3,781)
Loss for the year before income taxes	44,145	2,885

Deferred income tax (recovery) expense (Note 18)	(7,494)	1,087

Loss for the year	36,651	3,972

Items that may be subsequently reclassified to net loss:
Currency translation adjustment	50,030	100,401

Comprehensive loss for the year	86,681	104,373

Loss attributable to:
Shareholders of Platinum Group Metals Ltd.	20,675	3,139
Non-controlling interests	15,976	833
	$36,651	$3,972

Comprehensive loss attributable to:
Shareholders of Platinum Group Metals Ltd	66,984	93,875
Non-controlling interests	19,697	10,496
	$86,681	$104,371

Basic and diluted loss per common share	$0.26	$0.05

Weighted average number of common shares outstanding
Basic and diluted	80,438,434	69,583,645

See accompanying notes to the consolidated financial statements	3

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Consolidated Statements of Changes in Equity
(in thousands of United States Dollars, except # of Common Shares)

	# of	Share	Contributed	Accumulated	Deficit	Attributable to	Non-	Total
	Common	Capital	Surplus	Other		Shareholders	Controlling
	Shares			Comprehensive		of the Parent	Interest
				Income (loss)		Company
Balance, August 31, 2014	55,131,283	$573,800	$21,506	$(93,055)	$(109,791)	$392,460	$75,157	$467,617
Stock based compensation	-	-	2,140	-	-	2,140	-	2,140
Share issuance – financing	21,480,000	113,844	-	-	-	113,844	-	113,844
Share issuance costs	-	(7,384)	-	-	-	(7,384)	-	(7,384)
Shares issued for loan facility (Note 7)	283,019	1,502	-	-	-	1,502	-	1,502
Transactions with non-controlling interest (Note 5)	-	-	-	(2,079)	8,360	6,281	(6,281)	-
Foreign currency translation	-	-	-	(90,738)	-	(90,738)	(9,663)	(100,401)
Net (loss) income for the year	-	-	-	-	(3,139)	(3,139)	(833)	(3,972)
Balance, August 31, 2015	76,894,302	$681,762	$23,646	$(185,872)	$(104,570)	$414,966	$58,380	$473,346
Stock based compensation	-	-	357	-	-	357	-	357
Share issuance – financing	11,000,000	33,000	-	-	-	33,000	-	33,000
Share issuance costs	-	(2,959)	-	-	-	(2,959)	-	(2,959)
Shares issued for loan facility (Note 7)	960,476	2,384	-	-	-	2,384	-	2,384
Shares issued upon the exercise of options	2,250	3	-	-	-	3	-	3
Foreign currency translation adjustment	-	-	-	(46,307)	-	(46,307)	(3,725)	(50,030)
Net loss for the year	-	-	-	-	(20,675)	(20,675)	(15,976)	(36,651)
Balance, August 31, 2016	88,857,028	$714,190	$24,003	$(232,179)	$(125,245)	$380,769	$38,679	$419,448

See accompanying notes to the consolidated financial statements	4

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Consolidated Statements of Cash Flows
(in thousands of United States Dollars)

	For the year ended
		Restated See
		Note 2b
	August 31,	August 31,
	2016	2015

OPERATING ACTIVITIES
Loss for the year	$(36,651)	$(3,972)

Add items not affecting cash:
Depreciation	446	518
Unrealized foreign exchange gain	(46)	(2,673)
Write-down of deferred finance fees	-	3,868
Write-down of exploration properties	-	2,380
Impairment Charge	41,371	-
Deferred income tax (recovery) expense	(7,494)	895
Stock compensation expense	150	1,178
Net change in non-cash working capital (Note 13)	(574)	(1,977)
	(2,798)	217

FINANCING ACTIVITIES
Share issuance	33,000	113,844
Share issuance costs	(2,958)	(7,384)
Share issuance – stock options	3	-
Interest paid on debt (Note 7)	(3,049)	(1,161)
Interest capitalized on debt proceeds	927	-
Cash proceeds from debt (Note 7)	80,000	-
Costs associated with the debt (Note 7)	(1,240)	-
	106,683	105,299

INVESTING ACTIVITIES
Acquisition of property, plant and equipment	(133,350)	(143,793)
Proceeds from the sale of concentrate	6,645	-
Exploration expenditures, net of recoveries	-	(8,120)
South African VAT	4,443	3,008
Performance bonds	(974)	(591)
	(123,236)	(149,496)

Net (decrease) increase in cash and cash equivalents	(19,351)	(43,979)
Effect of foreign exchange on cash and cash equivalents	(3,281)	(16,404)
Cash and cash equivalents, beginning of year	39,082	99,465

Cash and cash equivalents, end of year	$16,450	$51,417

See accompanying notes to the consolidated financial statements	5

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2016
(In thousands of United States Dollars unless otherwise noted)

1.	NATURE OF OPERATIONS

Platinum Group Metals Ltd. (the “Company”) is a British Columbia, Canada, company formed by amalgamation on February 18, 2002. The Company’s shares are publicly listed on the Toronto Stock Exchange in Canada and the NYSE MKT LLC in the United States. The Company’s address is Suite 788-550 Burrard Street, Vancouver, British Columbia, V6C 2B5.

The Company is an exploration and development company conducting work on mineral properties it has staked or acquired by way of option agreements in the Republic of South Africa. The Company is currently developing and operating the Maseve platinum and palladium mine (the “Maseve Mine”), formerly Project 1 of Western Bushveld Joint Venture (“WBJV”), located on the Western Limb of the Bushveld Complex in South Africa. The Maseve Mine is owned through the operating company Maseve Investments 11 (Pty.) Ltd. (“Maseve”), in which the Company held an 82.9% working interest as of August 31, 2016 and the Company’s Black Economic Empowerment (“BEE”) partner, Africa Wide Mineral Prospecting and Exploration (Pty) Ltd. (“Africa Wide”), a wholly owned subsidiary of Wesizwe Platinum Ltd., owned 17.1% . A formal mining right was granted for the Maseve Mine on April 4, 2012 by the Government of South Africa (the “Mining Right”).

The Maseve Mine surface infrastructure is fully constructed and the mill was commissioned in February and March of 2016. Maseve is now in the ramp up phase of production. First concentrate was produced in February 2016 with commercial production levels expected in calendar 2017. Any revenues from concentrate sales realized before commercial production is achieved are expected to be treated as a reduction in project capital cost.

On May 26, 2015, the Company announced an agreement whereby the Waterberg JV property and Waterberg Extension property, both located on the Northern Limb of the Bushveld Complex in South Africa, are to be combined. See details at Note 6 below. The Company published a pre-feasibility study for the combined Waterberg Project in October, 2016.

These financial statements include the accounts of the Company and its subsidiaries. The Company’s subsidiaries are as follows:

		Place of	Proportion of ownership interest
		incorporation	and voting power held
		and	August 31,	August 31,
Name of subsidiary	Principal activity	operation	2016	2015

Platinum Group Metals (RSA) (Pty) Ltd.[1]	Exploration	South Africa	100%	100%
Maseve Investments 11 (Pty) Ltd[2]	Mining	South Africa	82.9%	82.9%
Mnombo Wethu Consultants (Pty) Limited.[3]	Exploration	South Africa	49.9%	49.9%

1Holds the Waterberg Project until approval to transfer rights to JV Company is received (see Note 6 below)
2See Note 5 “Ownership of Maseve Mine”.
3The Company controls Mnombo Wethu Consultants (Pty) Limited (“Mnombo”) for accounting purposes.

2.	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements have been prepared under the historical cost convention.

Liquidity

The Company reported a net loss of $36.6 million ($2.7 million excluding non-cash write-downs of $41.4 million and deferred tax recoveries of $7.5 million) for the year ended August 31, 2016 (year ended August 31, 2015 – net loss of $4.0 million) and as at August 31, 2016 had working capital of $6.0 million (August 31, 2015 - $33.1) excluding short-term debt that was reclassified to long-term debt after year end. At August 31, 2016, the Company was indebted for a principal amount of $80 million pursuant to the Sprott Facility and the LMM Facility (both as defined below) to fund the development, construction and start-up working capital needs of the Maseve Mine. See subsequent events (Note 19) for further details on financing transactions which took place after year end.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2016
(In thousands of United States Dollars unless otherwise noted)

The Company currently has limited financial resources. The Company’s ability to continue operations in the normal course of business in the foreseeable future is dependent upon, among other things, the Company establishing positive cash flow from production at the Maseve Mine. The Company has experienced delays in the rate of underground development and stoping into key mining areas at the Maseve Mine due to delayed infrastructure and poor contractor performance. Subsequent to August 31, 2016 year end the Company’s engineers and mining personnel are working to mitigate and correct these issues. Under performing contractors are being replaced. Focus is being applied to achieve planned production and reduce costs. In addition, current global market prices for the metals to be produced at the Maseve Mine have been highly volatile. Unexpected costs, problems, lower metal prices or further delays could severely impact the Company’s production revenue and its ability to produce the tonnage at the Maseve Mine required to maintain positive working capital and meet its production covenants under the Sprott Facility and the LMM Facility (both as defined below). The Maseve Mine is behind on its planned ounce ramp-up profile at this time.

There is uncertainty related to the Company’s ability to secure additional funding. The Company’s ability to continue operations in the normal course of business may depend upon its ability to secure additional funding by methods which could include, debt refinancing, equity financing, forward sale agreements, sale of assets and strategic partnerships. However, management believes the Company will be able to secure further financing if deemed necessary.

Significant Accounting Policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below.

a.	Consolidation

The consolidated financial statements include those of Platinum Group Metals Ltd., its subsidiaries, associates, joint ventures and structured entities that it controls, using uniform accounting policies. Control exists when the Company has (i) power over the investee, (ii) exposure, or rights, to variable returns from its involvement with the investee, and (iii) the ability to use its power to affect its returns.

Non-controlling interest in the net assets of consolidated subsidiaries are identified separately from the Company’s equity.

Subsidiaries are all entities (including structured entities) over which the Company has control. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are de-consolidated from the date that control ceases.

A joint arrangement is an arrangement of which two or more parties have joint control. Investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each of the investors.

Inter-company transactions, balances and unrealized gains on transactions between Group companies are eliminated on consolidation. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Both Waterberg exploration properties are fully consolidated with third party contributions treated as recoveries.

b.	Translation of foreign currencies

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2016
(In thousands of United States Dollars unless otherwise noted)

Functional currency

Items included in the financial statements of the Company and each of the Company’s subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the functional currency) as follows:

Platinum Group Metals Ltd.	Canadian Dollars
Platinum Group Metals (RSA) (Pty) Ltd.	South African Rand
Maseve Investments 11 (Pty) Ltd.	South African Rand
Mnombo Wethu Consultants (Pty) Limited	South African Rand

Presentation Currency

On September 1, 2015, the Company changed its presentation currency from the Canadian Dollar to the United States Dollar (“$”). The change in presentation currency is to better reflect the Company’s business activities and to improve investors’ ability to compare the Company’s financial results with other publicly traded businesses in the mining industry. In making this change to the United States Dollar presentation currency, the Company followed the guidance in IAS 21 ‘The Effects of Changes in Foreign Exchange Rates’ and has applied the change retrospectively as if the new presentation currency had always been the Company’s presentation currency.

In accordance with IAS 21, the financial statements for all periods presented have been translated to the new US Dollar presentation currency at the rate of exchange prevailing at the reporting date. The statements of comprehensive loss were translated at the average exchange rates for the reporting period, or at the exchange rates prevailing at the date of transactions. Exchange differences arising on translation have been recognized in other comprehensive loss and accumulated as a separate component of equity.

Foreign Exchange Rates Used

The following exchange rates were used when preparing these consolidated financial statements:

Rand/USD
Year-end rate:	R14.6958 (2015 R13.1846)
Year average rate:	R14.6911 (2015 R11.7930)

CAD/USD
Year-end rate:	C$1.3116 (2015 C$1.3157)
Year average rate:	C$1.3261 (2015 C$1.2097)

Transactions and balances

Foreign currency transactions are translated into the relevant entity’s functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement.

Subsidiaries

The results and financial position of subsidiaries that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	Assets and liabilities are translated at the closing rate at the reporting date;
•	Income and expenses are translated at average exchange rates for the period; and
•	All resulting exchange differences are recognized in other comprehensive income as cumulative translation adjustments.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2016
(In thousands of United States Dollars unless otherwise noted)

When a foreign operation is sold, such exchange differences are recognized in the income statement to the extent of the portion sold as part of the gain or loss on sale.

c.	Cash and cash equivalents

Cash and cash equivalents consist of cash and short-term deposits, which are readily convertible to cash and have original maturities of 90 days or less.

d.	Exploration and evaluation assets

Exploration and evaluation activity involves the search for mineral resources, the determination of technical feasibility and the assessment of commercial viability of an identified resource.

Exploration and evaluation activity includes:

- acquiring the rights to explore;
- researching and analyzing historical exploration data;
- gathering exploration data through topographical, geochemical and geophysical studies;
- exploratory drilling, trenching and sampling;
- determining and examining the volume and grade of the resource;
- surveying transportation and infrastructure requirements; and
- compiling pre-feasibility and feasibility studies.

Exploration and evaluation expenditures on identifiable properties are capitalized. Exploration and evaluation assets are shown separately until technical feasibility and commercial viability is achieved at which point the relevant asset is transferred to development assets under property, plant and equipment. Capitalized costs are all considered to be tangible assets as they form part of the underlying mineral property.

Capitalized exploration and evaluation assets are reviewed for impairment when facts or circumstances suggest an asset’s carrying amount may exceed its recoverable amount. If impairment is considered to exist, the related asset is written down to the greater of its value in use and its fair value less costs to sell.

e.	Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. The cost of an item of property, plant and equipment includes the purchase price or construction cost, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use, an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located, and for qualifying assets, the associated borrowing costs.

Where an item of property, plant and equipment is comprised of major components with different useful lives, the components are accounted for as separate items of property, plant and equipment.

Costs incurred for new construction, mine development, and major overhauls of existing equipment are capitalized as property, plant and equipment and are subject to depreciation once they are put into use. The costs of routine maintenance and repairs are expensed as incurred.

Once a mining project has been established as technically feasible and commercially viable, expenditure other than on land, buildings, plant and equipment is capitalised as part of “development assets” together with any related amount transferred from “exploration and evaluation assets”. Capitalization of costs incurred and revenue received during commissioning ceases when the property is capable of operating at levels intended by management.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2016
(In thousands of United States Dollars unless otherwise noted)

The present value of the decommissioning cost, which is the dismantling and removal of the asset included in the environmental rehabilitation obligation, is included in the cost of the related preproduction assets. These assets are depreciated over their useful lives.

Subsequent costs are included in the asset’s carrying amount only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be reliably measured. All repairs and maintenance are expensed to profit or loss during the financial period in which they are incurred.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal, retirement or scrapping of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

Where an item of property, plant and equipment is comprised of major components with different useful lives, the components are accounted for as separate items of property, plant and equipment. Property, plant and equipment are recorded at cost and are depreciated on a straight-line basis over the following periods:

Buildings	20 years
Mining equipment	2 – 22 years
Vehicles	3 – 5 years
Computer equipment and software	3 – 5 years
Furniture and fixtures	5 years

Development costs are depreciated on a unit of production basis.

f.	Impairment

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

The Company conducts internal reviews of asset values which are used to assess for any indications of impairment. External factors such as changes in expected future prices, costs and other market factors including market capitalization are also monitored to assess for indications of impairment.

If any such indication exists an estimate of the recoverable amount is undertaken, being the higher of an asset’s fair value less costs to sell and its value in use. If the asset’s carrying amount exceeds its recoverable amount, then an impairment loss is recognized.

Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. Fair value of mineral assets is generally determined as the present value of the estimated future cash flows expected to arise from the use of the asset, including any expansion prospects.

Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and from its ultimate disposal.

Impairment is assessed at the level of cash-generating units (“CGUs”), which are identified as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets. The Company’s CGUs are based on geographic location. The Company’s two CGU’s at present are the Maseve Mine and the Waterberg Project.

Long-lived assets that have been impaired are tested for possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed. When a reversal of a previous impairment is recorded, the reversal amount is adjusted for depreciation that would have been recorded had the impairment not taken place.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2016
(In thousands of United States Dollars unless otherwise noted)

g.	Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities.

Trade payables are recognised initially at fair value and subsequently measured at amortized cost using the effective interest method.

h.	Asset retirement obligations

Provisions for asset retirement obligations are made in respect of the estimated future costs of closure and restoration and for environmental rehabilitation costs (which include the dismantling and demolition of infrastructure, removal of residual materials and remediation of disturbed areas) in the accounting period when the related disturbance occurs. The provision is discounted using a risk-free pre-tax rate, and the unwinding of the discount is included in finance costs. At the time of establishing the provision, a corresponding asset is recognized and is depreciated over the future life of the asset to which it relates. The provision is adjusted on an annual basis for changes in cost estimates, discount rates and inflation.

i.	Share Capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effect.

j.	Stock-based compensation

The fair values for stock-based awards have been estimated using the Black-Scholes model and recorded as compensation cost over the period of vesting. The compensation cost related to stock options granted is expensed or capitalized to mineral properties, as applicable. Cash received on exercise of stock options is credited to share capital and the related amount previously recognized in contributed surplus is reclassified to share capital.

k.	Income taxes

Income tax expense represents the sum of the tax currently payable and deferred tax.

Current tax

Current tax expense is based on taxable profit for the year. Taxable profit differs from 'profit before tax' as reported in the consolidated statement of loss and other comprehensive loss because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Company's current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax

Deferred tax is recognised on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognised for all taxable temporary differences. Deferred tax assets are generally recognised for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilised. Such deferred tax assets and liabilities are not recognised if the temporary difference arises from the initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2016
(In thousands of United States Dollars unless otherwise noted)

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax liabilities and assets are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realised, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

l.	Loss per common share

Basic loss per common share is calculated using the weighted average number of common shares outstanding. The Company uses the treasury stock method for the calculation of diluted earnings per share. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. In periods when a loss in incurred, the effect of the potential issuances of shares is anti-dilutive, and accordingly basic and diluted loss per share are the same.

m.	Financial instruments

IFRS establishes a fair value hierarchy that categorizes the inputs to valuation techniques used to measure fair value into three levels:

•	Level 1 – Quoted prices in active markets for the same instrument.
•	Level 2 – Valuation techniques for which significant inputs are based on observable market data.
•	Level 3 – Valuation techniques for which any significant input is not based on observable market data.

(i) Financial assets and liabilities

Loans and receivables – Loans and receivables comprise cash and cash equivalents, amounts receivable and performance bonds. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are classified as current assets or non-current assets based on their maturity date. Loans and receivables are initially recognized at fair value and subsequently carried at amortized cost less any impairment.

Other financial liabilities - Other financial liabilities comprise accounts payable, accrued liabilities and the Liberty Production Payment. They are recognized initially at fair value, net of transaction costs incurred and are subsequently stated at amortized cost. Any difference between the initial cost and the redemption value is recognized in the income statement over the period to maturity using the effective interest method.

(ii) Impairment of financial assets

The Company assesses at each reporting date whether there is objective evidence that a financial asset or a group of financial assets is impaired. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

n.	Future accounting changes

The following new accounting standards, amendments and interpretations, that have not been early adopted in these consolidated financial statements, will or may have an effect on the Company’s future results and financial position:

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2016
(In thousands of United States Dollars unless otherwise noted)

(i)IFRS 15 Revenue from Contracts with Customers

IFRS 15, Revenue from Contracts with Customers, which will replace IAS 18, Revenue, is effective for fiscal years ending on or after January 1, 2018 and is available for early adoption. The standard contains a single model that applies to contracts with customers. Revenue is recognized as control is passed to the customer, either at a point in time or over time. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The Company is still in the process of assessing the impact, if any, on the financial statements of this new standard.

(ii)IFRS 9, Financial Instruments

In July 2014, the IASB issued IFRS 9, Financial Instruments, which addresses classification and measurement of financial assets and replaces the multiple category and measurement models for debt instruments in IAS 39, Financial Instruments: Recognition and Measurement. Debt instruments will be measured with a new mixed measurement model having only two categories: amortized cost and fair value through profit and loss. The new standard also addresses financial liabilities which largely carries forward existing requirements in IAS 39, with the exception of fair value changes to credit risk for liabilities designated at fair value through profit and loss which are generally to be recorded in other comprehensive income. In addition, the new standard introduces a new hedge accounting model more closely aligned with risk management activities undertaken by entities. The new standard is effective for annual periods beginning on or after January 1, 2018, with an early adoption permitted. The Company is still in the process of assessing the impact, if any, on the financial statements of the new standard.

(iii)IFRS 16, Leases

The IASB has replaced IAS 17, Leases in its entirety with IFRS 16, Leases (“IFRS 16”), which will require lessees to recognize nearly all leases on the balance sheet to reflect their right to use an asset for a period of time and the associated liability to pay rentals. IFRS 16 is effective for annual periods commencing on or after January 1, 2019. The Company is in the process of evaluating the impact the standard is expected to have on our consolidated financial statements.

3.	Significant accounting judgments and estimates

The preparation of the financial statements in conformity with IFRS requires the use of judgments and estimates that affect the amount reported and disclosed in the consolidated financial statements and related notes. These judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the financial statements. Information about such judgments and estimation is contained in the accounting policies and notes to the financial statements, and the key areas are summarized below.

Areas of judgment and key sources of estimation uncertainty that have the most significant effect on the amounts recognized in these consolidated financial statements are:

•	Review of asset carrying values and impairment assessment (see Note 5)
•	Asset retirement obligations (see Note 8)
•	Determination of ore reserves and mineral resource estimates
•	Deferred tax assets and liabilities and resource taxes; and
•	Achievement of commercial production
•	Classification of the Production Payment
•	Fair value of the Production Payment

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2016
(In thousands of United States Dollars unless otherwise noted)

Each of these judgments and estimates is considered in their respective notes or in more detail below.

Determination of ore reserve and mineral resource estimates

The Company estimates its ore reserves and mineral resources based on information compiled by Qualified Persons as defined by NI 43-101. Reserves determined in this way are used in the calculation of depreciation, amortization and impairment charges, and for forecasting the timing of the payment of close down and restoration costs. In assessing the life of a mine for accounting purposes, mineral resources are only taken into account where there is a high degree of confidence of economic extraction. There are numerous uncertainties inherent in estimating ore reserves, and assumptions that are valid at the time of estimation and they may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in reserves being restated. Such changes in reserves could impact depreciation and amortization rates, asset carrying values and provisions for close down and restoration costs.

Deferred tax assets and liabilities and resource taxes

The determination of our future tax liabilities and assets involves significant management estimation and judgment involving a number of assumptions. In determining these amounts the Company interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of future tax assets and liabilities. We also make estimates of our future earnings which affect the extent to which potential future tax benefits may be used. We are subject to assessment by various taxation authorities, which may interpret tax legislation in a manner different from our view. These differences may affect the final amount or the timing of the payment of taxes. When such differences arise, we make provision for such items based on our best estimate of the final outcome of these matters.

Achievement of commercial production

Once a mine reaches the operating levels intended by management, the recognition of mining revenues as well as depreciation of capitalized costs begins. Significant judgement is required to determine when the Company’s mine assets reach this level; management considers several factors including:

•	completion of a reasonable period of commissioning;
•	consistent operating results are being achieved at a pre-determined level of design capacity and indications exist that this level will continue;
•	mineral recoveries are at or near expected production level, and;
•	the transfer of operations from development personnel to operational personnel has been completed.

Commercial production will commence on the first day of the calendar month following achievement of the above milestones. Once in commercial production, the capitalization of certain mine development and construction costs cease. Subsequent costs are either regarded as forming part of the costs of inventory or expensed. Any costs relating to mining asset additions or improvements or mineable reserve development are assessed to determine whether capitalization is appropriate.

Classification of Liberty Production Payment

Significant judgement is required in determining the appropriate accounting for the Liberty Production Payment. Based on the specific facts and circumstances, judgement is required to assess whether the arrangement is a commodity agreement, a financial liability or a sale of a mineral interest. Management has determined that based on covenants that connect the LPP to the Liberty Loan management has not transferred the risk of ownership of the ounces to Liberty and the LPP will be treated as part of the loan.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2016
(In thousands of United States Dollars unless otherwise noted)

Valuation of the Production Payment

Management has assessed the fair value of the Production Payment on day one and the subsequent carrying value as the net present value of future Production Payments over the life of the Maseve mine. The Company will continue to evaluate on an ongoing basis whether there are material changes to the inputs in the valuation and adjust the future estimated cash flows as part of the Production Payment accordingly.

4.	AMOUNTS RECEIVABLE

	August 31, 2016	August 31, 2015
Receivable from concentrate sales	$2,854	$-
South African value added tax	1,776	6,218
Due from JOGMEC[1]	15	816
Tax receivable[2]	981	1,154
Other receivables	412	1,679
Due from related parties (Note 11)	49	189
	$6,087	$10,056

1An amount of $15 is owed from JOGMEC against expenditures made on the Waterberg Projects post March 31, 2015. See Note 6.
2$107 (August 31, 2015 - $180) due from Canada Revenue Agency, $874 ($974 August 31, 2015) due from the South African Revenue Service.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2016
(In thousands of United States Dollars unless otherwise noted)

5.	PROPERTY, PLANT AND EQUIPMENT

	Development	Construction			Office	Mining
	Assets	work-in-progress	Land	Buildings	Equipment	Equipment	Total
COST
Balance, August 31, 2014	$231,692	$79,796	$11,771	$4,621	$1,866	$35,686	$365,432
Additions	77,179	39,278	-	6,912	530	10,667	134,566
Foreign exchange movement	(44,072)	(15,213)	(2,244)	(881)	(261)	(6,748)	(69,419)
Balance, August 31, 2015	$264,799	$103,861	$9,527	$10,652	$2,135	$39,605	$430,579
Additions	100,415[1]	31,478	-	943	418	9,701	142,955
Transfer to Development Assets	135,339	(135,339)	-	-	-	-	-
Impairment Charge	(41,371)	-	-	-	-	-	(41,371)
Foreign exchange movement	(36,524)	-	(980)	(1,095)	(142)	(4,072)	(42,813)
Balance, August 31, 2016	$422,658	$-	$8,547	$10,500	$2,411	$45,234	$489,350

ACCUMULATED DEPRECIATION
Balance, August 31, 2014	$-	$-	$-	$555	$973	$7,421	$8,949
Additions	-	-	-	340	268	5,542	6,150
Foreign exchange movement	-	-	-	(106)	(176)	(1,415)	(1,697)
Balance, August 31, 2015	-	-	-	789	1,065	11,548	13,402
Additions	-	-	-	879	397	6,299	7,575
Foreign exchange movement	-	-	-	(81)	(55)	(1,187)	(1,323)
Balance, August 31, 2016	$-	$-	$-	$1,587	$1,407	$16,660	$19,654

Net book value, August 31, 2015	$264,799	$103,861	$9,527	$9,863	$1,070	$28,057	$417,177

Net book value, August 31, 2016	$422,658	$-	$8,547	$8,913	$1,004	$28,574	$469,696

Note: Items previously classified as ‘Construction work-in-progress’ have now been reclassified to ‘Development Assets’ as commissioning of surface infrastructure is complete. The development asset is not yet depreciated as it’s not yet considered ready for intended use.
1Includes pre-production revenue credited of $9.3 million (see below) and $8.7 million of interest expense capitalized (see Note 7).

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2016
(In thousands of United States Dollars unless otherwise noted)

Maseve Mine

The Maseve Mine is located in the Western Bushveld region of South Africa. Costs for the Maseve Mine are capitalized and classified as development assets in Property, Plant and Equipment. The local name for what was formerly the Project 1 of the WBJV is the Maseve Mine based on the holding company named Maseve Investments 11 (Pty) Ltd. that holds the legal right to the mine.

Maseve is now in the production ramp up phase with first concentrate having been produced in February 2016. Initial proceeds from concentrate sales before commercial production is treated as a reduction in project capital cost with $9.3 million being recognized to development costs in the year ended August 31, 2016.

i.	Ownership of the Maseve Mine

Under the terms of a consolidation transaction completed on April 22, 2010, the Company acquired a 74% interest in Projects 1 and 3 of the former Western Bushveld Joint Venture through its holdings in Maseve, while the remaining 26% was acquired by Africa Wide.

The Company has consolidated the results of Maseve from the effective date of the reorganization. The portion of Maseve not owned by the Company, calculated at $34,124 at August 31, 2016 ($53,825 – August 31, 2015), is accounted for as a non-controlling interest, (see Note 10 for further details).

On October 18, 2013, Africa Wide elected not to fund its $21.8 million share of a project budget and cash call unanimously approved by the board of directors of Maseve. On March 3, 2014, Africa Wide elected not to fund its $21.52 million share of a second cash call. As a result of the missed cash calls, Africa Wide’s interest in Maseve was diluted to a 17.1% holding.

Legislation and regulations in South Africa specify a 26% equity interest by a BEE entity as a prerequisite to the grant of a Mining Right. A past sale by Platinum Group Metals (RSA) (Pty) Ltd. (“PTM RSA”) of an 18.5% interest in the project that has become Wesizwe’s platinum mine is a component of the Company’s BEE profile. Because Africa Wide is the Company’s BEE partner for the Maseve Mine, the Company advised the Department of Mineral Resources (the “DMR”) on October 19, 2013 of Africa Wide’s decision to not fund an approved cash call and the associated dilution implications.

In June 2016, the DMR requested an update regarding the Company’s efforts to increase the BEE equity ownership percentage in Maseve following the dilution of Africa Wide’s interest in Maseve. The Company met with the DMR in early June 2016 and the DMR requested a further update by August 7, 2016. The Company made several attempts to schedule a meeting with the DMR as requested. The Company has been advised by the DMR that the matter will be discussed at a later date. The DMR has not issued a notice of non-compliance.

All funding provided by PTM RSA to Maseve for development and construction of the Maseve Mine since the March 3, 2014 second cash call has been, and is planned to be, provided by way of an intercompany loan. At August 31, 2016 Maseve owed PTM RSA approximately R3.537 billion ($241 million). All amounts due to PTM RSA are planned to be repaid by Maseve before any distribution of dividends to shareholders.

ii.	Valuation

Management is required to make significant judgements concerning the identification of potential impairment indicators. In considering whether any potential impairment indicators occurred in respect of the Company's long lived assets as at August 31, 2016, management took into account a number of factors such as changes in the pricing of platinum, palladium, rhodium and gold prices (the four elements being produced together as a basket “4E Ounce”), foreign exchange rates, capital expenditures, operating costs, increased costs of capital, market capitalization and required ownership by historically disadvantaged South Africans and other factors that may indicate impairment. The decline in platinum prices and the decrease in the Company’s market capitalization in fiscal 2016 were considered to be indicators of potential impairment and the Company assessed the recoverable amount of the Maseve Mine which has been identified as a CGU.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2016
(In thousands of United States Dollars unless otherwise noted)

The recoverable amount of the Maseve assets is based on estimates of future discounted cash flows (DCFs) of the latest business forecasts regarding production volumes, costs of production, capital expenditure, metal prices and market forecasts for foreign exchange rates. The discount rate is a risk adjusted discount rate, taking into account specific risks where the cash flows have not been adjusted for the risk. After the DCF performed as of year end the Company determined an impairment of $41 million was necessary. This impairment was recognized as an impairment charge against Development Assets in the Maseve Mine.

The assumptions used by the Company in the DCF are subject to risk and uncertainty relating to among other factors, metal prices and exchange rates. It is therefore possible that changes such as those indicated in the sensitivity analysis below can occur which may affect the recoverability of the of the Maseve asset.

The key financial assumptions used in the recoverable amount calculations are:

•	The future price per 4E Ounce was a market consensus based on price projections of international banks and brokerages. A long term price of US$1,195 per 4E Ounce was used in the valuation model.
•	A long-term real Rand/$USD exchange rate of 13.65:1 was used
•	A long-term real discount rate of 10.70% for the project was used.

The recoverable amount was derived from the Company’s financial model which is categorised as a level 3 valuation of the fair value hierarchy. The recoverable amount for Maseve is most sensitive to exchange rates, metal prices, discount rates and to a lesser extent operating costs. Sensitivity has been conducted for Maseve for metal prices, exchange rates and discount rates. Lower metal prices and/or lower head grades both negatively affect the recoverable amount for Maseve. Maseve is not significantly sensitive to capital cost increases as the majority of life of mine capital is sunken as at the date of these financial statements. If the US Dollar strengthens in real terms by 5% against the Rand the recoverable amount for Maseve increases by $51 million. If there is a 5% reduction in the life of mine 4E ounce basket price the estimated recoverable amount for Maseve is reduced by $48 million. If an 11.7% discount rate is used the estimated recoverable amount for Maseve is reduced by $25 million.

6.	EXPLORATION AND EVALUATION ASSETS

Since mid-2015 the Company’s only active exploration project is the Waterberg Project located on the North Limb of the Western Bushveld Complex. The Company continues to hold other immaterial mineral or prospecting rights in South Africa and Canada. Total capitalized exploration and evaluation expenditures for all exploration properties held by the Company are as follows:

Balance, August 31, 2014	$28,154
Additions	10,245
Recoveries	(6,123)
Write-downs[1]	(2,331)
Foreign exchange movement	(5,316)
Balance, August 31, 2015	$24,629
Additions	7,630
Recoveries	(7,321)
Foreign exchange movement	(2,592)

Balance, August 31, 2016	$22,346

1The Company wrote off its Canadian exploration properties in 2015

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2016
(In thousands of United States Dollars unless otherwise noted)

		August 31, 2016	August 31, 2015
Project 3 – see Note 5		$2,111	$2,353

Waterberg JV	Acquisition costs	19	21
	Exploration and evaluation costs	29,462	27,659
	Recoveries	(20,518)	(14,725)
		8,963	12,955
Waterberg Extension	Acquisition costs	17	19
	Exploration and evaluation costs	11,221	9,297
		11,238	9,316
Other	Acquisition costs	23	25
	Exploration and evaluation costs	691	720
	Recoveries	(680)	(740)
		34	5

Total		$22,346	24,629

Waterberg Project

The Waterberg Project is comprised of the Waterberg JV property, a contiguous granted prospecting right area of approximately 255 km2, and the Waterberg Extension property, an area of granted and applied-for prospecting rights with a combined area of approximately 864 km2, located adjacent and to the north of the Waterberg JV property and both located on the Northern Limb of the Bushveld Complex, approximately 85 km north of the town of Mokopane (formerly Potgietersrus).

PTM RSA holds legal title to the prospecting rights underlying the Waterberg Project with Mnombo identified as the Company’s 26% BEE partner for all the Company’s Waterberg properties. The Company holds the Waterberg Project prospecting permits in trust for the joint venture and subject to the ownership terms and conditions of the JOGMEC Agreement and the 2nd Amendment thereto, as defined below.

In October 2009, PTM RSA, the Japan Oil, Gas and Metals National Corporation (“JOGMEC”) and Mnombo entered into a joint venture agreement with regard to the Waterberg Project (the “JOGMEC Agreement”). Under the terms of the JOGMEC Agreement, in April 2012, JOGMEC completed a $3.2 million work requirement to earn a 37% interest in the Waterberg JV property, leaving the Company with a 37% interest and Mnombo with a 26% interest. Following JOGMEC’s earn-in, the Company funded Mnombo’s 26% share of costs, totalling $1.12 million, until the earn-in phase of the joint venture ended in May 2012.

On November 7, 2011, the Company entered an agreement with Mnombo to acquire 49.9% of the issued and outstanding shares of Mnombo in exchange for cash payments totalling R1.2 million and the Company’s agreement to pay for Mnombo's 26% share of costs on the Waterberg JV property until the completion of a feasibility study.

For accounting purposes, the Company consolidates Mnombo. The portion of Mnombo not owned by the Company, calculated at $4,555 at August 31, 2016 ($4,555 – August 31, 2015), is accounted for as a non-controlling interest.

On May 26, 2015, the Company announced a second amendment (the “2nd Amendment”) to the existing JOGMEC Agreement. Under the terms of the 2nd Amendment the Waterberg JV and Waterberg Extension properties, as described below, are to be combined and contributed into a newly created operating company named Waterberg JV Resources (Pty) Ltd. (“Waterberg JV Co.”). The Company is to hold 45.65% of Waterberg JV Co. while JOGMEC is to own 28.35% . Mnombo will hold 26%. Through its 49.9% share of Mnombo, the Company will hold an effective 58.62% of Waterberg JV Co., post-closing. Under the 2nd Amendment, JOGMEC has committed to fund $20 million in expenditures over a three-year period ending March 31, 2018. An amount of $8 million was funded by JOGMEC to March 31, 2016, which is being followed by two $6 million tranches to be spent in each of the following two 12 month periods. Any amount in excess of $6 million to be spent in either of years two or three is to be funded by the JV partners pro-rata to their holdings. Closing of this transaction is subject to Section 11 approval by the DMR for the transfer of title to the Waterberg prospecting rights and other project assets into the new Waterberg JV Co. The Company will continue its current accounting treatment for the Waterberg JV and Waterberg Extension properties until closing. If Section 11 approval for the transfer is not obtained the parties will default to the pre 2nd amendment JV arrangement, with any advances received from JOGMEC to be used to offset its spending commitments on the Waterberg JV property.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2016
(In thousands of United States Dollars unless otherwise noted)

Since the JOGMEC earn-in period ended in May 2012, up to March 2015 (when the 2nd Amendment became effective) $39.9 million was spent on the combined Waterberg JV and Waterberg Extension properties. JOGMEC contributed $11.4 million while the Company contributed the remaining $28.5 million which included Mnombo’s share of expenditures on the Waterberg Extension ($2.4 million) which are still owed to the Company.

Post March 2015, $12.0 million has been spent on the Waterberg JV and Waterberg Extension properties all of which has been funded by JOGMEC per the 2nd Amendment agreement outlined above. In fiscal 2016 $7.2 million was spent on the combined Waterberg JV and Waterberg Extension.

7.	LOANS PAYABLE

On February 16, 2015 the Company announced it had entered a credit agreement with a syndicate of lenders (the “Lenders”) led by Sprott Resource Lending Partnership (“Sprott”) for a senior secured loan facility (the “Sprott Facility”) of $40 million. The Sprott Facility was drawn on November 20, 2015.

On November 20, 2015, the Company also drew down a $40 million from a loan facility (the “LMM Facility”) pursuant to a credit agreement (the “LMM Credit Agreement”) entered into on November 2, 2015 with its largest shareholder, Liberty Metals & Mining Holdings, LLC (“LMM”), a subsidiary of Boston based Liberty Mutual Insurance. Pursuant to the LMM Credit Agreement the Company also entered into a life of mine Production Payment Agreement (“PPA”) with LMM.

The Company announced that effective May 3, 2016 that both the Sprott Facility and the LMM Facility had been amended. Under the amendments, the provision whereby Maseve must reach and maintain a three-month rolling average of at least 60% of planned production for a three-month period was extended from commencing three months post construction completion to commencing six months post construction completion. (These amendments were modified again after year end – see subsequent events (Note 19) for further details). In consideration for the May amendments, the Company issued 131,654 common shares to each of Sprott and LMM which, using a 5-day volume weighted average share price less a 7.5% discount, resulted in $400,000 in consideration to each of Sprott and LMM, (or one percent of the initial principal balance of each loan).

In total the Company borrowed $80 million by way of the Sprott Facility and the LMM facility, which are reconciled to the August 31, 2016 balance sheet as follows:

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2016
(In thousands of United States Dollars unless otherwise noted)

Sprott Facility drawn down	$40,000
Value of shares issued at drawdown	(2,300)
Standby, Structuring, Legal and other fees	(1,752)
Value of shares issued for amendment	(400)
Interest paid on loan balance	(3,049)
Interest finance cost at effective interest rate	5,064
Carrying value - Sprott Facility	$37,563

LMM Facility drawn down	$40,000
Value of shares issued at drawdown	(800)
Legal and Other Fees	(583)
Value of shares issued for amendment	(400)
Interest finance cost at effective interest rate	4,806
Adjustment to amortized cost of royalty obligation	523
LMM Production Payment Payable	144
Carrying value - LMM Facility	$43,690

LMM Production Payment Liability	$11,795
LMM Production Payment Payable	144
LMM Loan Facility	31,751
Total LMM Facility	$43,690

Carrying value - Loans Payable	$81,253

Current portion of loan payable	$26,667
Non-current portion loans payable	54,586
Carrying value - Loans Payable	$81,253

At August 31, 2016 the principal payable in the next twelve months on the Sprott Facility of $26,667 has been classified as a current. The Sprott loan was amended post year end and principal repayments have been deferred to commence in January 2018. See subsequent events for further details (Note 19).

Both loans are carried at amortized cost with the Sprott Facility having an effective interest rate of 19% and the LMM Facility having an effective interest rate of 25%. The LMM Facility has a higher effective interest rate due to the existence of the related Production Payment liability and its subordination to the Sprott Facility. Net interest expense of $8.7 million from both loans has been capitalized against development assets in the Maseve mine until the asset is ready for its intended use which is expected to be aligned with the date commercial production is achieved. Adjustments to the Production Payment liability are also capitalized against the development assets in the Maseve mine until commercial production is achieved.

Sprott Facility

Pursuant to the terms of the Sprott facility, the Company has made certain payments to the Lenders, including (a) a bonus payment made in February 2015 concurrently with execution and delivery of the credit agreement in the amount of $1,500, being 3.75% of the principal amount of the Sprott Facility, paid by issuance of 283,019 common shares of the Company; (b) a draw down payment to the Lenders equal to 2% of the amount being drawn down under the Sprott Facility, or $800 which was paid by issuance of 348,584 common shares of the Company on November 20, 2015; (c) a structuring fee comprised of a cash payment in the amount of $100, paid concurrently with the execution and delivery of the term sheet for the Sprott Facility; and (d) a standby fee paid in cash equal to 4% per annum of the un-advanced principal amount of the Sprott Facility paid in monthly instalments until draw down on November 20, 2015 totalling $1,244. The Sprott Facility originally matured on December 31, 2017 with the repayment of principal due in monthly instalments during calendar 2017, however subsequent to year end these terms have been amended. Please see subsequent events for further details (Note 19).

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2016
(In thousands of United States Dollars unless otherwise noted)

Upon drawdown, all deferred fees of $4.0 million ($1.8 million in cash) were netted against gross proceeds and will be recognized over the term of the agreement on an effective interest rate basis. Total interest of $5.1 million was recognized during the year with $3.049 million in cash interest paid. The Company classified $26,667 as the current portion representing principal payments due to Sprott over the next 12 months although these terms were modified after year end. Please see subsequent events for further details. The Company will be required to comply with certain covenants now that production ramp-up has commenced.

The Sprott Facility is in the first lien position on (i) the shares of PTM (RSA) held by PTM and (ii) all current and future assets of PTM. Interest on the Sprott Facility is compounded and payable monthly at a nominal interest rate of LIBOR plus 8.50% .

LMM Facility

Loan

Pursuant to the terms of the LMM Credit Agreement, the Company paid a draw down fee of $800 to LMM, being 2% of the amount being drawn down under the LMM Facility, paid in 348,584 common shares of the Company.

The nominal interest rate on the LMM Facility is 9.5% over LIBOR. At year end, interest payments on the LMM Facility were accrued and added to the loan balance until December 31, 2016 and then paid to LMM quarterly thereafter. Also, the first 20% of principal was to be repaid on December 31, 2018 and then in tranches of 10% of the principal at the end of each calendar quarter beginning on March 31, 2019 and for each of the next 7 quarters of the LMM Facility. These payment schedules have been modified subsequent to year end. Please see subsequent events for further details (Note 19).

Production Payment

Under the PPA, the Company agreed to pay to LMM a Production Payment of 1.5% of net proceeds received on concentrate sales or other minerals from the Maseve Mine (the “Production Payment”). The terms of the PPA were modified post year end. Please see subsequent events for further details.

The initial fair value of the Production Payment liability was valued at $11.3 million using Level 3 valuation assumptions and bifurcated from the LMM Facility’s loan payable and will be amortized over the expected life of mine as production payments are made. The carrying value was updated at year end to $11.8 million with the difference recognized as interest expense. The key valuation assumptions for the Production Payment valuation are production profile, discount rate and timing of cash flows.

LMM holds the second lien position on (i) the shares of PTM (RSA) held by PTM and (ii) all current and future assets of PTM. The PPA is secured with the second lien position of the LMM Facility until it is repaid. The PPA will be acknowledged in any subsequent debt arrangement of the Company. The Company has a right to refinance the Sprott Facility or the LMM Facility, subject to certain rights granted to LMM under the PPA. The Company will be required to comply with certain covenants once first production commences (see above and subsequent events for details of the amended covenants).

A reconciliation of the $40 million drawdown to the amount outstanding on the balance sheet is provided above.

8.	ASSET RETIREMENT OBLIGATION

The amounts recorded for asset retirement costs are based on estimates included in mine closure, demobilization, rehabilitation and remediation plans. These estimates are based on engineering studies of the work that is required by environmental laws. These estimates include an assumption on the rate at which costs may inflate in future periods. Actual costs and the timing of expenditures could differ from these estimates.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2016
(In thousands of United States Dollars unless otherwise noted)

At August 31, 2016, the ARO is estimated based on a total future liability of approximately R 52.0 million (August 31, 2015 – R 33.4 million). A discount rate of 8.96% and an inflation rate of 6.3%, which represents South Africa’s expected inflation rate, were used to calculate the ARO.

Balance August 31, 2014	$1,505
Additional obligation incurred	955
Accretion expense	136
Foreign exchange gain	(287)
Balance August 31, 2015	$2,309
Accretion expense	165
Foreign exchange gain	(237)
Balance August 31, 2016	$2,237

9.	SHARE CAPITAL

(a)	Authorized

Unlimited common shares without par value.

(b)	Issued and outstanding

On January 26, 2016, the Company announced that effective January 28, 2016 its common shares would be consolidated on the basis of one new share for ten old shares (1:10). All information regarding the issued and outstanding common shares, options and weighted average number and per share information has been retrospectively restated to reflect the ten to one consolidation.

At August, 2016, the Company had 88,857,028 shares outstanding.

On May 26, 2016 the Company announced the closing of an offering of 11,000,000 common shares at a price of US$3.00 per share resulting in gross proceeds of $33.0 million. Net proceeds to the Company after fees, commissions and costs were approximately $30.1 million.

On May 3, 2016, both Sprott and Liberty were each granted 131,654 shares for total consideration of US$400,000 each based on the five-day volume weighted average price on the TSX of C$4.18 per share (less a seven and one half percent discount), converted to US dollars in consideration for the amendment to the outstanding working capital facilities.

On November 20, 2015 upon drawdown of both the Sprott and Liberty Facilities, each party was issued 348,584 shares as a drawdown fee.

(c)	Incentive stock options

The Company has entered into Incentive Stock Option Agreements (“Agreements”) under the terms of its stock option plan with directors, officers, consultants and employees. Under the terms of the Agreements, the exercise price of each option is set, at a minimum, at the fair value of the common shares at the date of grant. Stock options granted to certain employees, directors and officers of the Company are subject to vesting provisions, while others vest immediately. All exercise prices are denominated in Canadian Dollars (“C$”).

The following tables summarize the Company’s outstanding stock options:

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2016
(In thousands of United States Dollars unless otherwise noted)

		Average
	Number of Shares	Exercise Price
Options outstanding at August 31, 2014	1,974,450	C$ 14.80
Granted	943,000	6.50
Cancelled	(85,000)	13.30
Options outstanding at August 31, 2015	2,832,450	12.10
Granted	1,014,675	2.00
Exercised	(2,250)	2.00
Cancelled	(867,600)	16.67
Options outstanding at August 31, 2016	2,977,275	C$ 7.31

Number	Number		Average Remaining
Outstanding at	Exercisable at		Contractual Life
August 31, 2016	August 31, 2016	Exercise Price	(Years)
951,675	235,669	C$ 2.00	4.31
839,000	839,000	6.50	3.46
292,200	292,200	9.60	1.02
10,000	10,000	10.50	1.75
2,500	2,500	12.00	3.04
870,900	870,900	13.00	2.41
7,500	7,500	13.80	0.46
3,500	3,500	14.00	1.55
2,977,275	2,261,269		2.81

During the year ended August 31, 2016 the Company granted 1,014,675 stock options (August 31, 2015 – 943,000). The stock options granted in the current year vest in four equal annual stages commencing on the date of the grant on December 22, 2015. The Company recorded $356 ($150 expensed and $206 capitalized to property, plant and equipment and mineral properties) of compensation expense for the year ended August 31, 2016 (August 31, 2015 - $2,140 ($1,178 expensed and $962 capitalized to property plant and equipment and mineral properties)).

The Company used the Black-Scholes model to determine the grant date fair value of stock options granted. The following assumptions were used in valuing stock options granted during the years ended August 31, 2016 and August 31, 2015:

Year ended	August 31, 2016	August 31, 2015
Risk-free interest rate	0.65%	0.60%
Expected life of options	3.9 years	3.8 years
Annualized volatility	64%	60%
Forfeiture rate	2.1% per year	0%
Dividend rate	0.00%	0.00%

10.	NON-CONTROLLING INTEREST

The table below shows details of non-wholly owned subsidiaries of the Group that have material non-controlling interests:

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2016
(In thousands of United States Dollars unless otherwise noted)

Company	Proportion of		Loss allocated to		Accumulated
	ownership and		non-controlling		non-controlling
	voting rights		interests		interests
	held
	by non-
	controlling
	interests
	2016	2015	2016	2015	2016	2015
Maseve Investments 11 (Pty) Ltd	17.1%	17.1%	$15,976	$833	$34,124	$53,825

Mnombo Wethu Consultants (Pty) Limited	50.1%	50.1%	-	-	4,555	4,555

				Total	$38,679	$58,380

The following table presents the financial information of the Company’s 82.9% owned subsidiary Maseve:

	2016	2015
Maseve Assets	$586,062	$548,265
Maseve Liabilities	(260,835)	(129,584)
Maseve net assets	$325,227	$418,681
Net assets attributable to non-controlling interest (17.1%)	55,614	71,594
Cumulative translation adjustment attributable to the NCI	(21,490)	(17,769)
Non-controlling interest attributable to Maseve	$34,124	$53,825

11.	RELATED PARTY TRANSACTIONS

Transactions with related parties are as follows:

(a)	During the year ended August 31, 2016, $235 ($245 – August 31, 2015) was paid to independent directors for directors’ fees and services.

(b)

During the year ended August 31, 2016, the Company accrued or received payments of $62 ($84 – August 31, 2015) from West Kirkland Mining Inc. (“West Kirkland”), a company with two directors in common, for administrative services. Amounts receivable at the end of the year include an amount of $21 ($20 – August 31, 2015) due from West Kirkland.

(c)

Nextraction Energy Corp. (“Nextraction”), has three directors in common with the Company. Amounts receivable at August 31, 2016 include an amount of $16 ($157 – August 31, 2015) due from Nextraction, which is currently going through a credit restructuring. Non-conflicted directors of the Company have accepted a proposed settlement of $16 offered by Nextraction and a write down to amounts receivable of $141 was recognized in the current year. Nextraction has not incurred further indebtedness to the Company for services since fiscal 2014.

(d)

During the year the Company entered into a loan facility agreement with a significant shareholder LMM. The loan was negotiated and entered into at commercial terms. For full details on this transaction please refer to Note 7 above.

Except for amounts due to LMM, all amounts receivable and accounts payable owing to or from related parties are non-interest bearing with no specific terms of repayment. These transactions are in the normal course of business and are recorded at consideration established and agreed to by the parties.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2016
(In thousands of United States Dollars unless otherwise noted)

Key Management Compensation

The remuneration of directors, the CFO, CEO, COO and other key management personnel during the years ended August 31, 2016 and 2015 is as follows:

Year ended	August 31, 2016	August 31, 2015
Salaries	$1,510	$2,060
Share-based payments	133	1,119
Total	$1,643	$3,179

12.	CONTINGENCIES AND COMMITMENTS

The Company’s remaining minimum payments under its office and equipment lease agreements in Canada and South Africa total approximately $1,866 to August 31, 2020.

Maseve is party to a long term 40MVA electricity supply agreement with South African power utility, Eskom. In consideration Maseve is to pay connection fees and guarantees totaling R147 million ($10.0 million at August 31, 2016) of which R100 million ($6.80 million at August 31, 2016), has been paid, leaving R47 million ($3.20 million) of the commitment outstanding. These fees are subject to possible change based on Eskom’s cost to install. Eskom’s schedule to deliver power is also subject to potential for change.

In November 2012, Maseve entered a water supply agreement with Magalies Water, a body corporate constituted in terms of the provisions of the Water Services Act, 1997 (Act 108 of 1997). In terms of the agreement Maseve is required to contribute to the Pilanesberg Water Scheme to the amount of R142 million ($9.66 million). Contributions to the scheme can be in the form of cash contributions or via infrastructural builds jointly managed by Maseve and Magalies. As at August 31, 2016, Maseve has contributed R103 million ($7.01 million) to the scheme, leaving R39 million ($2.65 million at August 31, 2016) of the commitment outstanding.

From year end the Company’s aggregate commitments are as follows:

	< 1	1 – 3	4 – 5	> 5	Total
	Year	Years	Years	Years

Lease obligations	$362	$1,504	$-	$-	$1,866
ESKOM – power	3,212	-	-	-	3,212
Magalies water	2,676	-	-	-	2,676
Mining Development	7,647	-	-	-	7,647
Mining Indirect and Other	2,589	-	-	-	2,589
Sprott Loan Facility[1]	29,707	13,595	-	-	43,302
Liberty Loan Facility[1]	3,670	31,271	24,407	-	59,348
Totals	$49,863	$46,370	$24,407	$-	$120,640

1Both the Sprott and Liberty loan facilities were amended and extended subsequent to year end. (See subsequent events for further details)

As at August 31, 2016, the above contracts were subject to total estimated break fees of $16,123 in the event of cancellation. Break fees are estimated by means of contractual notice periods, work progress costs and normal costs associated with the unwinding and disestablishment of certain contractors.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2016
(In thousands of United States Dollars unless otherwise noted)

13.	SUPPLEMENTARY CASH FLOW INFORMATION

Net change in non-cash working capital:

Years ended	August 31, 2016	August 31, 2015
Amounts receivable, prepaid expenses and other assets	$2,124	$2,550
Accounts payable and accrued liabilities	(1,550)	(573)
	$574	$1,977

14.	SEGMENTED REPORTING

The Company operates in one operating segment, that being exploration and development of mineral properties. Information presented on a geographic basis are as follows:

Assets

	August 31, 2016	August 31, 2015
Canada	$10,572	$35,091
South Africa	509,286	463,251
	$519,858	$498,342

Substantially all of the Company’s capital expenditures are made in South Africa.

Income (Loss) attributable to the shareholders of Platinum Group Metals Ltd.

Year ended	August 31, 2016	August 31, 2015

Canada	$6,787	$967
South Africa	(27,462)	(4,106)
	$(20,675)	$(3,139)

15.	GENERAL AND ADMINISTRATIVE EXPENSES

GENERAL AND ADMINISTRATIVE EXPENSES	Year Ending	Year Ending
	August 31,	August 31,
	2016	2015
Salaries and benefits	$1,979	$2,949
Professional/consulting fees	1,040	1,537
Depreciation	441	518
Travel	399	490
Regulatory Fees	325	338
Rent	244	244
Accretion	165	148
Insurance	163	298
Write-down of receivable from related party (Note 11)	141	-
Other	524	366
Total	$5,421	$6,888

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2016
(In thousands of United States Dollars unless otherwise noted)

16.	CAPITAL RISK MANAGEMENT

The Company’s objectives in managing its liquidity and capital are to safeguard the Company’s ability to continue as a going concern and provide financial capacity to meet its strategic objectives. The capital structure of the Company consists of share capital, contributed surplus, accumulated other comprehensive loss and accumulated deficit.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may issue new shares, issue new debt, acquire or dispose of assets.

In order to facilitate the management of its capital requirements, the Company regularly updates the Board of Directors with regard to budgets, forecasts, results of capital deployment and general industry conditions. The Company does not currently declare or pay out dividends.

As at August 31, 2016, the Company is subject to externally imposed capital requirements under the Sprott and LMM facilities. Please see Note 7 for further details.

17.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other price risks.

(a)	Credit risk

Credit risk arises from the risk that the financial asset counterparty, may default or not meet its obligations timeously. The Company minimizes credit risk by monitoring the reliability of counterparties to settle assets. The maximum exposure to the credit risk is represented by the carrying amount of all the financial assets. There is no material concentration of credit risk in cash and cash equivalents, trade and other receivables and loans.

(i)	Amounts receivable

Total credit risk is limited to the carrying amount of amounts receivable.

(ii)	Cash and cash equivalents and restricted cash

In order to manage credit and liquidity risk the Company invests only in term deposits with Canadian Chartered and South African banks that have maturities of three months or less. A South African Bank Rand account held in the United Kingdom is used for holding Rand denominations only, and is not restricted. Deposit limits are also established based on the type of investment, the counterparty and the credit rating.

(iii)	Performance Bonds

In order to explore and develop its properties in South Africa, the Company was required to post performance bonds as financial guarantees against future reclamation work. These funds are held with Standard Bank of South Africa Limited with the Department of Mineral Resources in South Africa as beneficiary in accordance with the MPRDA and the Company’s environmental management programme.

(b)	Liquidity risk

The Company has in place a planning and budgeting process to help determine the funds required to support the Company's normal operating requirements and its exploration and development plans. The Company regularly updates the Board of Directors with regard to budgets, forecasts, results of capital deployment and general industry conditions.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2016
(In thousands of United States Dollars unless otherwise noted)

The Company may be required to source additional financing by way of private or public offerings of equity or debt or the sale of project or property interests in order to have sufficient working capital for continued exploration on the Waterberg Projects, as well as for general working capital purposes.

Any failure by the Company to obtain additional required financing on acceptable terms could cause the Company to delay development of its material projects or could result in the Company being forced to sell some of its assets on an untimely or unfavourable basis. Any such delay or sale could have a material and adverse effect on the Company’s financial condition, results of operations and liquidity.

(c)	Currency risk

PTM Canada’s functional currency is the Canadian dollar, while the consolidated presentation currency is the United States Dollar. The functional currency of all South African subsidiaries is the Rand. The Company’s operations are in both Canada and South Africa; therefore the Company's results are impacted by fluctuations in the value of foreign currencies in relation to the Canadian and United States dollar. The Company also held material USD denominated cash balances. The Company's significant foreign currency exposures on financial instruments comprise cash and cash equivalents, loans payable, accounts payable and accrued liabilities. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

The Company is exposed to foreign exchange risk through the following financial instruments denominated in a currency other than Canadian dollars:

Year ended	August 31, 2016	August 31, 2015

Cash (Rand)	$6,334	$7,196
Cash (USD)	9,941	20,638
Accounts payable (Rand)	16,297	15,980
Loan Payable (USD)	81,253	-
Accounts receivable (Rand)	2,955	8,826

The Company's comprehensive loss is affected by changes in the exchange rate between its operating currencies and the United States dollar. At August 31, 2016, based on this exposure a 10% strengthening/weakening in the United States dollar versus Rand foreign exchange rate and Canadian dollar would give rise to a decrease/increase in net loss for the year presented of approximately $3.66 million.

(d)	Interest rate risk

The Company’s interest income earned on cash and cash equivalents and on short term investments is exposed to interest rate risk. At August 31, 2016, based on this exposure a 1% change in the average interest rate would give rise to an increase/decrease in the net loss for the year of approximately $460.

At August 31, 2016, the carrying amounts of cash and cash equivalents, amounts receivable, performance bonds and accounts payable and accrued liabilities are considered to be reasonable approximations of their fair values due to the short-term nature of these instruments.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2016
(In thousands of United States Dollars unless otherwise noted)

18.	INCOME TAXES

The income taxes shown in the consolidated earnings differ from the amounts obtained by applying statutory rates to the earnings before provision for income taxes due to the following:

	2016	2015

Loss before income taxes	$44,145	$2,885

Income tax recovery at statutory rates	(11,478)	(749)
Difference of foreign tax rates	(766)	(44)
Non-deductible expenses	44	(472)
Changes in unrecognized deferred tax assets and other	4,706	4,421
Income tax expense (recovery)	(7,494)	3,156

Income tax expense (recovery) consists of:
Current income taxes	$-	$192
Deferred income taxes	(7,494)	895
	$(7,494)	$1,087

The gross movement on the net deferred income tax account is as follows:

	2016	2015
Deferred tax liability at the beginning of the year	$(6,317)	$(10,654)
Tax recovery relating to the loss from continuing	7,494	895
operations
Tax (expense) recovery relating to components of other comprehensive income	(1,177)	3,442
Deferred tax liability at the end of the year	$-	$(6,317)

The significant components of the Company’s net deferred income tax liabilities are as follows:

	2016	2015
Mineral properties	$(19,692)	$(17,729)
Loss carry forwards	19,692	11,413
	$-	$(6,316)

Unrecognized deductible temporary differences, unused tax losses and unused tax credits are attributed to the following:

	2016	2015
Tax Losses:
Operating loss carry forwards – Canada	$60,950	$58,335
Operating loss carry forwards – South Africa	77,069	-
Net capital loss carry forwards	1,559	1,484
	$139,578	$59,819

Temporary Differences:
Mineral properties	7,628	7,647
Financing Costs	13,930	11,955
Property, plant and equipment	594	531
Other	329	471
	$22,481	$20,604

Investment Tax Credits:	$317	$285

The Company’s Canadian operating loss carry-forwards expire between 2026 and 2036. The Company’s South African operating loss carry-forwards do not expire. The Company’s Canadian unused investment tax credit carry-forwards expire between 2029 and 2035. The Company’s Canadian net capital loss carry-forwards do not expire.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2016
(In thousands of United States Dollars unless otherwise noted)

19.	SUBSEQUENT EVENTS

•

On September 19, 2016, the Company announced that Sprott and LMM had agreed to amend certain terms to their existing loan facilities with the Company. Sprott agreed to defer 12 planned monthly repayments of the original US $40 million Sprott Facility from commencing on January 31, 2017 to commencing on January 31, 2018. LMM agreed to defer 9 planned quarterly repayments of the original US $40 million LMM Facility plus capitalized interest from commencing December 31, 2018 until June 30, 2019. LMM agreed to defer the quarterly payment of interest due to LMM from commencing December 31, 2016 until December 31, 2017. Sprott and LMM both agreed to reset agreed monthly production covenants so that month one of production will be October, 2016. Pursuant to the LMM Credit Agreement the Company entered a life of mine PPA with LMM whereby LMM was granted a Production Payment right to 1.5% of net proceeds received on concentrate sales from the Maseve Mine. LMM and the Company agreed to extinguish the Company’s right to buy back 1% of LMM’s 1.5% Production Payment right for US$17.5 million until January 1, 2019 or for US$20 million until December 31, 2021. In consideration of the amendments, the Company issued 801,314 common shares to Sprott and 801,314 common shares to LMM. The consideration was based on the value of five percent of the initial principal balance of the LMM loan facility and the Sprott facility, in each case, such amount being US $2.0 million. The shares were priced at the five-day volume weighted average price on the TSX of $3.66 per share, less a ten percent discount, converted to US dollars using the Bank of Canada noon spot rate.

•

On October 5, 2016 the Company filed a preliminary base shelf prospectus. The base shelf prospectus will enable the Company to make offerings of up to $250 million of common shares, debt securities, warrants, units subscription receipts or a combination thereof of the Company from time to time for a period of 25 months.

•

On October 12, 2016, the Company announced that Sprott had provided a $5.0 million second advance (the “Second Advance”) to the Company. The original $40.0 million Sprott Facility was amended and restated effective October 11, 2016 to reflect the Second Advance and an increase to US$45.0 million (the “Amended and Restated Sprott Facility”). Interest will accrue and become payable to Sprott monthly on any outstanding principal related to the Second Advance at a rate of LIBOR plus 8.5%, the same rate as for the original Sprott Facility. Other terms, conditions and covenants related to the Amended and Restated Sprott Facility are substantially the same as for the original Sprott Facility. Under the terms of the Amended and Restated Sprott Facility, Sprott had a right to elect for earlier repayment of the Second Advance the from the proceeds of an equity or debt financing by the Company prior to December 31, 2017. On November 2, 2016 Sprott elected for early repayment of $2.5 million of the Second Advance from the proceeds of an offering completed on November 1, 2016 (see below). The remaining $2.5 million principal balance of the Second Advance is to be repaid in six equal, monthly instalments commencing on July 31, 2017. In consideration of the Second Advance, as a fee, the Company issued 113,963 common shares of the Company at a price of $3.2428 per share, less a ten percent discount.

•

On October 19, 2016, the Company released the results of the Waterberg prefeasibility study (“PFS”). Highlights included updated reserves and resources, an after-tax net present value (“NPV”) of $320 million using a 3-year trailing average price deck and an after-tax IRR of 13.5%.

•

On October 24, 2016, the Company announced a $40 million bought deal equity financing. This offering closed November 1, 2016 with the Company issuing 22.230 million shares at price of US$1.80 per share resulting in gross proceeds of $40.014 million.